UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Merger agreement between IUDU Compañía Financiera S.A., Tarjeta Automática S.A. and Banco Supervielle S.A. as surviving company

Autonomous City of Buenos Aires, December 14, 2022

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact –Merger agreement between IUDU Compañía Financiera S.A., Tarjeta Automática S.A. and Banco Supervielle S.A. as surviving company

To whom it may concern,

It is hereby informed that, on December 14, 2022, Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a domestic universal financial services group in Argentina with a nationwide presence, informs that its subsidiary Banco Supervielle S.A. entered into a a merger  by absorption commitment, as surviving company, with IUDU Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies. This merge will make it possible to offer services to the consumer finance segment in a much more efficient manner, simplifying the corporate structure and completing the integration that began in September 2022 with the migration of IUDU clients and financing portfolio to the Bank. Customers who have IUDU accounts will be able to maintain a 100% digital experience while having the rest of the Bank's service channels available.

Said decision is subject to the definitive approval of the Shareholders´ meeting and approval by the Central Bank of Argentina.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 14, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer